UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ⌧            Form 40-F  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ◻

Other Events

On January 14, 2021, voxeljet AG (the “Company”) issued a press release announcing the approval of an increase in the Company’s capital against cash contributions, under exclusion of the subscription rights of existing shareholders, in an amount of up to EUR 1,450,800.00.

In conjunction with the capital increase, the Company will issue new registered ordinary shares with dividend entitlements beginning for the 2020 financial year, which will be offered in the form of ADRs. Each ADR represents one ordinary share.

A copy of the English translation of the press release is included herewith as Exhibit 99.1.

Exhibits

Dr. Ingo Ederer’s and Rudolf Franz’s service agreement
99.1	voxeljet AG Press Release.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

By:	/s/ Rudolf Franz
	Name:	Rudolf Franz
	Title:	Chief Financial Officer

Date: January 14, 2021

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